UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ocera Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

67552A108

(CUSIP Number)

Michael-Bryant Hicks, Esq. General Counsel Mallinckrodt plc 675 James S. McDonnell Blvd. Hazelwood, Missouri 63042 USA (314) 654-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Stephanie M. Hosler, Esq.

Taavi Annus, Esq.

Brian K. Feezel, Esq.

Bryan Cave LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, Missouri 63102

(314) 259-2000

December 11, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67552A108	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mallinckrodt plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%*
14	TYPE OF REPORTING PERSON CO/HC

* See Items 4 and 5

CUSIP No. 67552A108	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MAK LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON OO

* See Items 4 and 5

CUSIP No. 67552A108	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MEH Acquisition Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

* See Items 4 and 5

CUSIP No. 67552A108	Page 5 of 7 Pages

SCHEDULE 13D

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment (this “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on November 13, 2017 (the “Original 13D” and, together with this Amendment, the “Schedule 13D”). Capitalized terms used in this Amendment but not otherwise defined herein have the meanings set forth in the Original 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended and supplemented by adding the following after the last paragraph in Item 3:

“On December 11, 2017, Mallinckrodt consummated the acquisition of Ocera through the merger of Purchaser with and into Ocera. Ocera is the surviving corporation (the “Surviving Corporation”) in the Merger (as defined below) and is a wholly-owned subsidiary of Parent and an indirect wholly-owned subsidiary of Mallinckrodt. The aggregate cash amount payable in connection with the acquisition at closing (the “Closing Amount”) is approximately $42 million, together with an aggregate of up to approximately $75 million payable pursuant to the CVRs (as defined below), contingent upon the achievement of certain milestones. Mallinckrodt funded the payment of the Closing Amount from its available cash on hand and other liquid resources.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.”

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

“The Offer and withdrawal rights expired as scheduled at the end of the day, one minute after 11:59 P.M., Eastern Time, on December 8, 2017. Purchaser acquired a sufficient number of Shares to consummate, and on December 11, 2017, did consummate, the Merger without a vote of the stockholders of Ocera pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), Purchaser was merged with and into Ocera, with Ocera continuing as the Surviving Corporation and a wholly-owned subsidiary of Parent, and each Share outstanding immediately prior to the Effective Time (other than Shares held (i) by Ocera as treasury stock or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares were cancelled and ceased to exist without consideration; and (ii) by stockholders who validly exercised appraisal rights under Delaware law with respect to such Shares) was automatically cancelled and converted into the right to receive, subject to any required tax withholdings, the merger consideration.

At the Effective Time, the 1,000 shares of common stock of Purchaser that were outstanding immediately prior to the Effective Time were converted into and became 1,000 shares of common stock of the Surviving Corporation.

As a result of the Merger, Ocera ceased to be a publicly traded company and the Shares were delisted from the Nasdaq.

In connection with the Merger, each member of the Board of Directors of Ocera (the “Ocera Board”) resigned from the Ocera Board, including any committee thereof. At the Effective Time, the directors of Purchaser immediately prior to the Effective Time, Kathleen A. Schaefer, Marvin R. Haselhorst and John E. Einwalter, became the directors of the Issuer.”

Item 5.	Interest in Securities of the Issuer.

Item 5 (a), (b) and (e) of Schedule 13D are hereby amended and restated in its entirety as follows:

CUSIP No. 67552A108	Page 6 of 7 Pages

(a) and (b) As a result of the Merger and pursuant to the Merger Agreement, (i) Mallinckrodt and Parent acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owned 100% of the outstanding Shares; and (ii) Mallinckrodt and Parent had shared power to vote and dispose of 100% of the Shares.

(e) As a result of the termination of its corporate existence in connection with the Merger, Purchaser ceased to be the beneficial owner of any securities of Ocera.

CUSIP No. 67552A108	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2017

MAK LLC

By:	/s/ Kathleen A. Schaefer
Name:	Kathleen A. Schaefer
Title:	President

MALLINCKRODT PLC

By:	/s/ Kathleen A. Schaefer
Name:	Kathleen A. Schaefer
Title:	Senior Vice President, Finance and Corporate Controller